Exhibit 99.1

Jianzhi Education Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, July 15, 2025 (PRNewswire)-- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that the Company has received written a notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated July 14, 2025, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5550(a)(2) (“Minimum Bid Price Requirement”) and the matter is closed.

As previously announced, the Company received a notification letter from the Nasdaq dated January 15, 2025, indicating its that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 (“Minimum Bid Price deficiency”) under Minimum Bid Price Requirement. Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company was provided with 180 calendar days, or until July 14, 2025, to regain compliance.

To comply with the Minimum Bid Price Requirement, the closing bid price of the Company’s ADSs must be US$1.00 per share or higher for a minimum of ten consecutive business days at any time prior to July 14, 2025. Therefore, in order to cure the Minimum Bid Price deficiency, the Company has effectuated the ADS Raito Change on June 16, 2025 (U.S. Eastern Time), of which the ratio of its American Depositary Shares (“ADSs”) from one (1) ADS representing six (6) ordinary shares to one (1) ADS representing sixty (60) ordinary shares (the “ADS Ratio Change”)

According to the Compliance Notice, the Company evidenced a closing bid price of its ADSs at or greater than US$1.00 per share for eighteen consecutive business days from June 16 through July 11, 2025. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net